UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

NEXTPLAT CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68557F209

(CUSIP Number)

Charles M Fernandez

c/o NextPlat Corp

18851 NE 29th Avenue, Suite 700

(305) 560-5355

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 5, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68557F209	Page 2 of 6 Pages

1.	Names of Reporting Persons

Charles M. Fernandez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [  ]

(b) [  ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

US

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,186,953 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,186,953 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,186,953 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

21.25% (2)(3)

14.	Type of Reporting Person (See Instructions)

IN

(1)	Represents 1,549,453 shares of common stock of Issuer (“Common Stock”), 37,500 shares of Common Stock underlying options to purchase Common Stock exercisable within 60 days of January 5, 2022, and 600,000 shares of Common Stock underlying warrants to purchase Common Stock that are currently exercisable.

(2)	Does not includes any portion of a May 28, 2021, restricted stock award to eApeiron Partners LLC (“eApeiron”) of 600,000 shares of restricted stock that will vest in three equal installments annually, commencing on May 27, 2022. Mr. Fernandez is the sole owner and manager of eApeiron.

(3)	Based on 9,653,767 shares of the Company’s common stock outstanding as of January 5, 2022.

CUSIP No. 68557F209	Page 3 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the common stock, $.0001 par value per share (the “Common Stock”), of NextPlat Corp (formerly known as Orbsat Corp), a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable

Item 2.	Identity and Background

(a)	This statement is being filed by Charles M. Fernandez (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is c/o NextPlat Corp, 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

(c)	The Reporting Person is Executive Chairman and Chief Executive Officer of the Issuer. The Issuer’s address is 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180. The Reporting Person is the sole owner and manager of eApeiron Partners, LLC (“eAperion”).

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

On May 23, 2021, the Issuer granted the Reporting Person an award of 600,000 shares of restricted stock (the “Restricted Stock Award)” pursuant to an employment agreement between the Issuer and the Reporting Person dated the same date (the “May Employment Agreement”). The Restricted Stock Award was issued in the name of eApeiron and is evidenced by a Restricted Stock Agreement (the “First RSA”) that sets forth the terms of the award. The Restricted Stock Award will vest in three equal installments annually, commencing on May 27, 2022, or in full upon the earlier Change in Control, as that term is defined in the First RSA. On June 2, 2021, the Issuer entered into a new employment agreement (the “June Employment Agreement”) with the Reporting Person, which was then subsequently amended on August 7, 2021 (the “August Amendment”). Neither the June Agreement nor the August Amendment amended the terms of the Restricted Stock Award.

On June 2, 2021, the Reporting Person purchased 600,000 units in the Issuer’s recent underwritten public offering for $5.00 per unit. Each unit consists of one share of common stock and one fully vested warrant to purchase one share of common stock at an exercise price of $5.00 per share. The Reporting Person used personal funds in connection with this transaction.

On December 16, 2021, (“Grant Date”) the Issuer awarded the Reporting Person an award of 275,000 shares of restricted Common Stock pursuant to the Issuer’s 2021 Incentive Award Plan (the “2021 Plan”), one half of which (137,500 shares) were fully vested and issued on Grant Date and the remaining half (137,500 shares) to vest and be issued on the one year anniversary of the Grant Date. This award was evidenced by Restricted Stock Agreement dated December 16, 2021, between Issuer and the Reporting Person (the “Second RSA”) that sets forth the terms of the award.

CUSIP No. 68557F209	Page 4 of 6 Pages

Additionally, as pursuant to the 2021 Plan, the Issuer granted the Reporting Person a non-qualified stock option to buy 75,000 shares of Common Stock at an exercise price of $3.81, one half of which were fully vested on the Grant Date and the remaining half to vest on the one year anniversary of the Grant Date. This option has a 10 year term. This award was evidenced by Stock Option Agreement dated December 16, 2021, between Issuer and the Reporting Person (the “2021 Option Agreement”)

Also, on December 16, 2021, the Issuer awarded the Reporting Person an award for 101,000 shares of restricted Common Stock, which was fully vested and issued on Grant Date, pursuant to the Issuers 2020 Equity Incentive Plan (the “2020 Plan”). This award was evidenced by Restricted Stock Agreement dated December 16, 2021, between Issuer and the Reporting Person (the “Third RSA”) that sets forth the terms of the award.

On January 5, 2022, pursuant to a Securities Purchase Agreement, dated December 31, 2021, between the Issuer and the Reporting Person (the “2021 SPA”), the Reporting Person purchased 679,013 shares of Common Stock in a private placement by Issuer (the “2022 Offering”). The purchase price for the Common Stock sold in the 2022 Offering was $3.24 per share, the closing transaction price reported by Nasdaq on December 31, 2021. The Reporting Person used personal funds in connection with this transaction.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person has been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	As of January 5, 2022, the Reporting Person beneficially owns 2,186,953 shares of the Issuer’s common stock, or 21.25% of the Issuer’s outstanding shares. This represents 1,549,453 shares of common stock, 37,500 shares underlying options to purchase Common Stock exercisable within 60 days of January 5, 2022, and 600,000 shares underlying warrants to purchase Common Stock that are currently exercisable.

(b)	The Reporting Person is deemed to hold sole voting and dispositive power over 1,549,453 shares of Common Stock held by him. When issued, the Reporting Person will have sole voting and dispositive power over 37,500 shares of Common Stock underlying options held by him and 600,000 shares of Common Stock underlying warrants held by him. The Reporting Person has no rights as a shareholder with respect to shares of Common Stock underlying the options and warrants held by him until such time as such options and warrants are exercised.

(c)	No person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the securities reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the May Employment Agreement, the June Employment Agreement and the August Amendment described in Item 3 above.

Reference is made to the First RSA described in Item 3 above.

Reference is made to the Second RSA described in Item 3 above.

Reference is made to the 2021 Option Agreement described in Item 3 above.

CUSIP No. 68557F209	Page 5 of 6 Pages

Reference is made to the Third RSA described in Item 3 above.

Reference is made to the 2021 SPA described in Item 3 above.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1.	Fernandez Employment Agreement, dated May 23, 2021 (incorporated by reference from Exhibit 10.20 to Amendment No.4 to the registration statement filed on Form S-1 on May 25, 2021, File No. 333-253027)

2.	Fernandez Employment Agreement dated June 2, 2021 (incorporated by reference from Exhibit 10.3 to the Quarterly Report on form 10-Q filed with the SEC on August 17, 2021)

3.	Amendment No. 1 to Employment Agreement, dated August 7, 2021 (incorporated by reference from the Current Report on Form 8-K filed with the SEC on August 12, 2021).

4.	Form Fernandez Restricted Stock Agreement (incorporated by reference from Exhibit 10.19 to Amendment No.4 to the registration statement filed on Form S-1 on May 25, 2021 File No. 333-253027)

5.	Form of Common Stock Purchase Warrant (incorporated by reference from Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on April 7, 2021).

6.*	Fernandez Restricted Stock Agreement for 275,000 shares, dated December 16, 2021.

7.*	Fernandez Restricted Stock Agreement for 101,000 shares, dated December 16, 2021.

8.*	Fernandez Stock Option Agreement for 75,000 shares, dated December 16, 2021.

9.	Form of Securities Purchase Agreement dated as of December 31, 2021, by and among Issuer and the investors. (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 5, 2021).

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 8, 2022	/s/ Charles M. Fernandez
Charles M. Fernandez